AGREEMENT

The undersigned agree that this Schedule 13D dated July 30, 1999 relating to shares of common stock of US Airways Group Inc. shall be filed on behalf of each of the undersigned.

TIGER MANAGEMENT L.L.C.

By: /s/ Nolan Altman, Chief Financial Officer

TIGER PERFORMANCE L.L.C.

By: /s/ Nolan Altman, Chief Financial Officer

Julian H. Robertson, Jr.

By: /s/ Nolan Altman
Under Power of Attorney dated
1/27/95
on File with Schedule 13G for
Kohl's Corp. 2/7/95